December 10, 2010

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C.  20549

Re:  File Number 001-02189

Dear Mr. Riedler:

In reply to your letter of November 19, 2010, we have enclosed our response in the attachment to this letter.

Although the staff’s comments are directed at Abbott’s disclosure about targets used in executive pay decisions relating to incentive compensation, we have also considered the comments as they apply to the Compensation Discussion and Analysis, generally.  We have, therefore, prepared a comprehensive revision of that section, as well.  Because we believe our response to the staff’s specific comments is best understood when read in the context of the entire Compensation Discussion and Analysis, we included language that illustrates our plans for our 2011 proxy statement’s Compensation Discussion and Analysis, while specifically highlighting the portions that are directly responsive to the staff’s comments.  We recognize the staff will likely review the actual 2011 Compensation Discussion and Analysis in due course next year.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman Executive Vice President, Finance and Chief Financial Officer Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2009

Filed March 15, 2010

File No. 001-02189

Definitive Proxy Statement of Schedule 14A filed March 15, 2010

Executive Compensation

Compensation Discussion and Analysis

Compensation Components

Performance-Based Annual Cash Incentives, page 14

1.               Please refer to your response to Comments 1 and 2.  As you noted, Item 402(b) of Regulation S-K calls for a discussion and explanation of all material elements of a registrant’s compensation of its named executive officers.  In determining which elements of compensation are material, please be advised that the Staff has not taken the position that goals weighted at less than 20% are by definition immaterial.  Nor must a performance target be strictly numerical in order for disclosure of that target to be useful information to investors in assessing a company’s executive compensation program.  While disclosure of every one of the company-wide, business unit and individual goals set for the named executive officers is not necessary, limiting specific discussions of performance goals to numerical targets that were weighted at least 20% or more is not appropriate.  It is also not appropriate to exclude a discussion of significant goals, some that were weighted at 25%, merely because they pertained to a single division and were not company-wide.  To the extent that your executive compensation is structured to reward performance, investors should be given a meaningful opportunity to assess how well the pay-for-performance model is being applied.

Therefore, please expand your proposed disclosure of your pre-determined 2009 “Financial Goals” and “Business Process and Other Financial Goals” to identify and discuss the specific items of company-wide, business unit and individual performance where material, that were taken into account in setting compensation and making compensation decisions as to each named executive officer.  Please refer to Items 402(b)(v) and (vii) of Regulation S-K.  To the extent that an element of compensation was material and was tied to individual or corporate performance, you should identify the specific performance objective(s) established, if any, the actual performance level achieved and the relationship of the level of achievement to the compensation award ultimately granted.  Where such objectives were quantified, your disclosure should likewise be quantified.

Response:

In preparing our Compensation Discussion and Analysis (CD&A) disclosure, we have taken into account both quantitative and qualitative considerations consistent with the guidance about “materiality” set out in Staff Accounting Bulletin No. 99.  Instruction 1 to Item 402(b) of Regulation S-K, which relates to the Compensation Discussion and

Analysis (CD&A), requires companies to “provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers,” and we believe that we have met this standard in describing our executive compensation program and 2009 actions.

We also note that executive compensation actions at Abbott are not solely dictated by numeric or formulaic applications of measurable criteria.  Although compensation actions take into account some financial goals, they also reflect a wide range of subjective criteria.  Final awards are driven in significant part based on the exercise of discretion by the Compensation Committee in consultation with its independent consultant, both at the individual goal level (whether the goal is measurable or subjective) and in the overall assessment of the officer’s performance.

Based on this approach and the above materiality standard, we will expand our future CD&A disclosure to provide more detail about the process that the Compensation Committee follows in determining awards in light of the significant role that its discretion plays in compensation actions.  We also plan to provide additional information about annual bonus targets and the achievements of each of our named officers to illustrate how compensation actions correlate to the performance of both Abbott and the individuals in question.   We plan to make these changes as part of a broader reorganization and revision of the CD&A.  We have attached as Annex A an example of our planned disclosure approach based on the Committee’s 2009 compensation actions, highlighting the portions that are directly responsive to the staff’s comment about performance goals with bold text and with asterisks that precede and follow those portions.  (Our proposed change in approach does not affect our 2010 CD&A beginning with the text under the caption “Post Termination and Other Benefits,” and we have not reproduced that text in the attachment.)

We believe that this expanded discussion will provide investors with useful additional context for the Committee’s compensation actions.

Annex A

Executive Compensation

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes Abbott’s (the “Company”) executive compensation program in 2009.  In particular, this CD&A explains how the Compensation Committee (the “Committee”) and Board of Directors made its compensation decisions for our executives, including the five named Executive Officers:  Miles D. White, Chairman of the Board and Chief Executive Officer; Thomas C. Freyman, Executive Vice President, Finance & Chief Financial Officer; Laura J. Schumacher, Executive Vice President, General Counsel and Secretary; Olivier Bohuon, Executive Vice President, Pharmaceutical Products Group; and James V. Mazzo, Senior Vice President, Abbott Medical Optics.

It is organized in three primary sections:  first, a description of the pay philosophy the Committee has established for our Executive Officers; second, a description of the process the Committee utilizes to examine performance in the context of executive pay decisions; and lastly, a discussion of the significant performance goals and results for each named Executive Officer.

The Committee believes performance must always be assessed in the context of market and business conditions.

In 2009, Abbott successfully managed through two challenges that faced every multinational company — the impact of the global recession and currency fluctuations.  In addition, Depakote sales were impacted by nearly $1 billion due to generic competition.  Abbott exceeded expectations despite these events, delivering double-digit growth in adjusted earnings.

This past year also demonstrated the balance within Abbott’s diverse mix of business and the strength of its financial position.  The Company generated record operating cash flow of more than $7 billion.  Abbott returned nearly $2.5 billion to shareholders in the form of dividends, reflecting an 11 percent increase and representing the 37th consecutive year of Abbott dividend increases.

Abbott’s return of cash to shareholders through dividends, together with Abbott’s stock price appreciation, has generated a total shareholder return of 20 percent over the last 3 years — compared to a decline of 16 percent for the Standard & Poor’s Index (S&P 500) over the same time period.  Abbott’s five-year total shareholder return of 32 percent was 30 percentage points higher than the return of the S&P 500, which delivered 2 percent.

To sustain success in the future, last year Abbott took strategic actions to augment and reshape the business portfolio for the long term, adding early- and late-stage pipeline technologies, as well as new growth platforms.

This includes the addition of Solvay Pharmaceuticals, which extends the Company’s footprint in Eastern Europe and emerging markets, adding approximately $2.9 billion in annual sales of stable, global pharmaceutical brands.  With Solvay, Abbott expects to more than double our overall presence in emerging markets.  Solvay also adds approximately $500 million of incremental R&D investment capacity.

Abbott further broadened its medical products business early in 2009 by entering the vision care market with the acquisition of Advanced Medical Optics.  Abbott augmented this business later in the year with the acquisition of Visiogen, adding a new and promising late-stage pipeline technology.  The vision care market is a sustainable, long-term growth platform, and Abbott is now a leader in LASIK and cataract technologies.

In the vascular business, Abbott entered the fast-paced sector of structural heart repair with the acquisition of Evalve and its pioneering technology for the minimally invasive treatment of mitral regurgitation, the result of a structural heart defect.  In molecular diagnostics, Abbott added Ibis Biosciences, a leader in advanced molecular diagnostics.

Compensation Philosophy and Components of Pay

Abbott and its Compensation Committee have established a compensation philosophy that is designed to attract and retain executives whose talent and contributions sustain the profitable growth of the Company.  The intent of this philosophy is to directly support achievement of the Company’s primary business strategies and goals, while also aligning executives’ performance and rewards with shareholders’ interests.  Consequently, the Committee believes the vast majority of executive compensation at Abbott is, by definition therefore, performance-based.

There are four primary pay components that make up our executive pay program:  base pay, benefits, annual bonuses, and long-term incentives.  Each serves complimentary, but different and specific purposes.

Base Pay

Setting appropriate levels of base pay ensures Abbott can attract and keep a leadership team that will continue to meet our commitments to customers and patients and sustain profitable growth for our shareholders.  Talented executives have choices of where they work, and our base pay rates need to be competitive in the context of total compensation.

Benefits

As with all Abbott employees, Executive Officers are provided certain employment and post-employment benefits.  Benefits are an important part of retention and capital preservation for all levels of employees, protecting against the expense of unexpected catastrophic loss of health and/or earnings potential, as well as providing a means to save and accumulate for retirement or other post-employment needs.

Annual Bonus

Abbott’s annual bonus (short-term incentive) is intended to align executives’ interests directly with the annual operating strategies, financial goals, and leadership requirements of the business.  They provide a direct link between executives’ short-term incentives and the Company’s annual performance results through both measurable financial and operational performance and subjective assessments of strategic progress.  Some goals, strategies, and leadership requirements may apply to all executives and as such, may be corporate priorities that are shared by all Executive Officers in any given year (for example, earnings per share targets in 2009, as will be discussed later).  Measurable financial goals apply to some executives, reflecting their specific areas of responsibility.  Most executives also carry strategic or leadership-oriented goals, which require qualitative, subjective assessment of their progress during the year.  Finally, the process allows for Committee discretion, since many goals, especially for certain positions, cannot be reduced to formulaic, numerical targets, or anticipated in advance.  By definition, therefore, short-term incentives directly tie executives’ pay with both company and individual results allowing for Committee discretion to address unforeseen developments.  In the aggregate, short-term incentives should be paid roughly at target when results are substantively met, below target if not substantively met, and above target if substantively exceeded.

Long-Term Incentives

Long-term incentives serve two primary purposes:  first, to directly align the largest component of executive pay with shareholders’ direct, long-term interests; and secondly, to help ensure continued performance success through effective focus and retention of executive talent.  Executives’ interests are directly aligned with those of shareholders in two ways — first, through direct stock ownership.  Executives, as shareholders, benefit from the results they create for other shareholders.  Secondly, the level of awards executives receive vary, by design, through operation of the Plan and through the Committee’s judgment, based on the Company’s overall performance, as assessed by the Committee.  The Committee considers, among others, measures that either directly track shareholder returns or operating or strategic results which lead to the creation or loss of shareholder value.  Awards are further differentiated based on each executive’s specific contribution to long-term strategic results and leadership contribution.  To achieve this outcome, Abbott grants non-qualified stock options, full-value performance-based shares, and full-value restricted shares, subject to vesting requirements.  Historically, and in 2009, long-term incentives have comprised roughly 70 percent of total compensation for Abbott executives.  Accordingly, this is a compelling and direct link of executives’ long-term incentive with Company and shareholder results.

How Executive Pay Decisions Are Made

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As noted previously, the vast majority of pay decisions are performance-based.  Specific goals and targets are the foundation of our pay-for-performance process and this segment will describe how they apply to specific pay components.  It is important to remember, however, that while our pay process is based on a comprehensive, multi-level review at all levels, it is not formulaic.  Some goals can be measured objectively against pre-determined financial results.  Others take the form of the Committee’s subjective assessment of success and progress against strategic objectives or leadership results, which cannot be scored by numeric or formulaic application of measurable criteria.  Consequently, while final pay decisions are guided by some specific, objective measures, the Committee, in consultation with its independent compensation consultant also considers, at both the Company and individual level, a combination of objective and subjective measures in the overall assessment of performance and the pay decisions that result from that assessment.  Specifically, discussion of the decision-making criteria for each component follows.

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Base Pay

Base pay targets must be competitive with the target market from which talent is obtained.  Our comparison groups for setting targets for base pay include two global reference groups:

1.

Primarily to direct health care competitors. This group presently includes Amgen, Bristol-Myers Squibb Company, Eli Lilly and Company, Glaxo SmithKline plc, Johnson & Johnson, Merck & Company, Inc., Novartis, Pfizer, Inc. and, prior to their acquisition, Schering-Plough Corporation and Wyeth.

2.

Secondarily, to a select group of global, diversified high performing companies with a five-year average return on equity of 18 percent or higher and similar to Abbott in terms of size and/or scope of operations. This group currently includes 3M Company, Bristol-Myers Squibb Company, Caterpillar, The Coca-Cola Company, Colgate-Palmolive Company, General Dynamics Corporation, General Mills, Inc., H.J. Heinz Company, Kellogg Company, Kimberly-Clark Corporation, McDonald’s Corporation, Merck & Company, Inc., PepsiCo, Inc., Procter & Gamble and Sara Lee Corporation.

Generally, targets are set in a manner that references the median of the health care comparison group as an initial benchmark, but may be adjusted upon secondary reference to the high-performing group.  Specific pay rates, however, are based on an executive’s profile, performance, experience, unique skills, and internal equity with others at Abbott.  Once the rate of pay is set in this manner at either hire or upon promotion or transfer, subsequent changes in pay, including salary increases, when appropriate, are based on the executive’s performance, the job he or she is performing or assuming, internal equity, and the Company’s operating budget.  In this sense, base pay is performance-based as well and is aligned with the individual’s relative contribution/performance and body of work.  The external references have little, if any impact, once the initial position rate is established.

Annual Bonus

All of Abbott’s five named officers participate in the 1998 Abbott Laboratories Performance Incentive Plan (the “PIP”).  The PIP is designed to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986 for performance-based compensation.

Each year, maximum award allocations for PIP participants as a percentage of consolidated net earnings are set.  For 2009, the maximum award for the Chief Executive Officer was .0015 of adjusted consolidated net earnings for the fiscal yearend for all of the other named officers, .00075 of adjusted consolidated net earnings.  Historically, and in 2009, the Committee exercised its discretion to deliver PIP awards that were below the maximum awards that are authorized in the Plan.

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Assessments of performance against financial results take into account the impact of specified factors or events, and the appropriateness of these adjustments is reviewed annually.  In 2009, specified adjustments comprised of after-tax charges of $0.11 per share for acquired in-process research and development, $0.32 per share primarily related to costs associated with company-wide cost reduction initiatives and with the acquisition of Advanced Medical Optics, and $0.04 per share for litigation settlements.  These costs were partially offset by an after-tax gain of $0.32 per share relating to the derecognition of a contingent liability and an after-tax gain of $0.12 relating to a patent litigation settlement.

For each participant, a target bonus is set as follows:

Base Salary * Target Bonus Percent = Target Bonus Amount

Actual bonuses were at, above or below the target based on a comprehensive review of individual and corporate performance by the Committee, and its independent compensation consultant.

In making its determination regarding the actual award to all participants, the Committee considered pre-determined financial goals and individual goals, some of which were objective and quantifiable, and other strategic or leadership goals for which their subjective assessment was not solely dictated by numeric or formulaic applications of measurable criteria.  Moreover, while each participant had predetermined goals, the Committee also considered relative achievements, or developments (in the Company, marketplace and the global economy) that could not have been foreseen when individual goals were written.

To determine each individual’s annual bonus, the Committee considered the executive’s target bonus, expressed as a percent of base pay, and made its final determination of the appropriate award at, above or below the target, considering all of these factors, and in consultation with its independent compensation consultant.  While the review is comprehensive, it is not solely formulaic.

For 2009, a shared significant financial goal for all named officers was adjusted earnings per share (“EPS”).  For 2009, this goal was to achieve adjusted EPS within the Company’s previously-announced guidance, which was a range of $3.65 to $3.70.  Abbott’s actual 2009 adjusted EPS was $3.72, exceeding the goal and upper end of the range.  Performance against this goal affected at least 20 percent of the potential award of each of the named Executive Officers.

Significant goals that were specific for each named Executive Officer will be described separately.

In each case, for all of the named officers, and furthermore, all other Executive Officers not subject to this disclosure, there were multiple levels of review of the proposed award.  For the CEO, the Compensation Committee and the independent compensation consultant reviewed the proposed compensation.  For the other named officers and other Executive Officers not subject to this disclosure, the CEO, Compensation Committee and the Committee’s independent compensation consultant reviewed the proposals.

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Long-Term Incentives

Long-term incentive targets are driven by two primary factors:  first, internal equity and the executive’s relative contribution to the Company’s long-term success; secondly, the Company’s performance against both short- and long-term returns to shareholders, as well as relative performance against financial or operating measures that drive shareholder returns, performance against strategic objectives, such as pipeline development or acquisitions (which may actually dilute returns in the short-term, but are, in the Committee’s judgment, in the best long-term interest of the Company and its shareholders).  While long-term incentive awards may be awarded annually, the Committee’s assessment includes one-, three-, and five-year measures of a number of relative benchmarks, including total shareholder return, return on equity, return on net assets, and earnings per share growth.  The results are compared to both our direct health care competitors and the high performance reference group mentioned earlier.

These long-term measures are all taken into consideration without specific weighting.  In aggregate, they provide the Committee with a relative performance rating of Abbott to peers on a one-, three- and five-year period.  Then, starting with the independent compensation consultant’s recommendations regarding target or reference levels of appropriate long-term incentive by individual, the Committee determines grants for each individual based on their objective and subjective assessment of performance, progress against strategic milestones, and environmental factors, which affected the individual’s or Company’s performance.

It is important to note that while the Committee may target pay levels for a group of executives or a specific executive at, higher than, or below a certain performance percentile which the independent compensation consultant may forecast, the actual awards are made without knowledge of the actual long-term incentive awards for the current performance period, since some elements of competitors’ actual performance and their actual compensation awards for the current performance period are unknown at the time of award.  The independent compensation consultant’s long-term incentive information always reflects prior performance periods, so it is impossible at the time of the award to precisely predict where actual pay decisions will leave Abbott’s Executive Officers in comparison to others.

Long-Term Incentives—Equity Awards

For 2008, Abbott was the top ranked company for total shareholder return for the three and five-year performance periods, and ranked second in the health care group on a one-year basis.  Based on the committee’s assessment of this performance, the goals of the company’s long-term incentive program, each individual’s relative performance against his or her pre-determined goals, current outstanding awards held by named officers and the recommendation of its independent compensation consultant, the Committee delivered long-term incentive awards that were intended to, in aggregate, reflect performance in the top quartile of the health care peer comparison group.

Applying these standards, the Committee determined the value for each named officer and made the awards reported in the Summary Compensation Table as shown on page 18 of this proxy statement.  Further, the Committee determined, in 2009, based on changing market practice, support from its independent compensation consultant and in consideration of the recommendations of institutional shareholders, the long-term incentive award for named officers should be in the form of 25 percent stock options and 75 percent performance-vested shares.

Abbott’s policy with respect to its annual equity award for all employees, including the Chief Executive Officer, Executive Officers and all other officers of the company, is to grant this award and set the grant price at the same time each year, at the Compensation Committee’s regularly scheduled February meeting.  These meeting dates are generally the third Friday of February and are scheduled two years in advance.  In 2009, the annual grant was dated and the grant price set on February 20th.  The historical practice for setting the grant price is the average of the highest and lowest trading price of a common share on the date of the grant (rounded up to the next even penny).  The grant price for the 2009 annual grant was set at $54.14.  The high, low and closing price of an Abbott common share on February 20th was $54.66, $53.60 and $54.03, respectively.

In establishing criteria for performance vesting shares, the Committee considered the recommendation of its independent compensation consultant, and the fact that the secondary comparison of “High-Performance Companies” is currently defined by five-year average return on equity of 18 percent or greater.  Accordingly, performance-based stock awards granted in 2009 will be earned (vested) over a period of up to five years, with not more than one-third of the award vesting in any one year, dependent upon the company achieving an annual return on equity threshold of 18 percent from continuing operations adjusted for specified items per the quarterly earnings releases (which is currently above the median of Abbott’s Standard Industrial Classification peer group).  If the thresholds are met in three of the five years, 100 percent of the performance shares will vest.  If the thresholds are not met in any of the five years, 100 percent of the performance shares will be forfeited.  Outstanding restricted shares receive dividends at the same rate as all other shareholders.

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Discussion of Named Executive Officers

Abbott’s overall merit increase budget in the U.S. was 3.0 percent in 2009.

Mr. White — Chief Executive Officer

Mr. White delivered another year of successful leadership for Abbott in 2009.  Abbott was one of two companies from its health care peer group who entered the year forecasting and delivering double-digit adjusted earnings per share growth.  In addition to adjusted earnings per share growth of 12 percent, Abbott also exceeded its adjusted return on assets and adjusted return on equity targets (delivering 17.2 percent and 30.3 percent, respectively), and achieved superior operating cash flow of $7.3 billion.  The acquisition of Solvay Pharmaceuticals formed the core product line for Abbott’s new branded generics division and emerging market strategy for its pharmaceutical business.

Overall, Mr. White delivered success in all of Abbott’s high priority areas and sustained financial performance in the top quartile of the industry.

The Committee believes a comprehensive review of measurable and financial assessments of performance against strategic goals is the most appropriate way to determine the Chief Executive Officer’s compensation.  The Committee exercises its discretion, in consultation with its independent compensation consultant, which includes a review of, among other factors, the relative performance of direct competitors in the health care industry, as well as the high-performing group defined earlier.  In reviewing Mr. White’s performance and in determining his 2009 compensation awards, the Committee set and considered a wide range of criteria, but did not weight them on an individual or aggregate basis, and no single criterion was material to the Committee’s final determination.  These criteria included financial goals (e.g., growth of divisional and total earnings, cash flow and returns), strategic goals (e.g., to initiate or improve market presence in various geographies, successfully launch various products and identify and/or complete various acquisitions or other transactions) and business process goals (e.g., to continue effective succession planning and leadership development initiatives).  Consistent with its customary practice, the Committee also considered the Company’s performance in light of the overall economic, business, regulatory and competitive environment.  In short, the Committee determined that Mr. White’s compensation should reflect the Company’s performance in the upper half of the peer comparison group.

Based on their overall assessment and that of the Independent Directors of the Board (the Committee’s charter requires the CEO’s base salary be approved by the Independent Directors of the Board), Mr. White received a base salary increase of 3.0 percent.  He was awarded a bonus of $3,900,000, which was above his target bonus of 150 percent of base pay, reflecting substantial overachievement relative to his annual goals.  He received long-term incentives, including a 325,000 share stock option grant and a 230,000 share performance vesting restricted stock award.  In total, the Committee’s intention was for Mr. White to receive compensation above his targets, reflecting his role in leading top quartile performance results for the Company.

Other Named Officers

Mr. Freyman — Chief Financial Officer

For 2009, a shared significant financial goal for all named officers was adjusted earnings per share, EPS.  For 2009, this goal was to achieve adjusted EPS within the Company’s previously-announced guidance, which was a range of $3.65 to $3.70.  Abbott’s actual 2009 adjusted EPS was $3.72, exceeding the goal and upper end of the range.  Performance against this goal affected at least 20 percent of the potential award of each of the named Executive Officers.

Through Mr. Freyman’s guidance, Abbott exceeded return ratios (delivered an adjusted return on assets of 17.2 percent versus a target of 16.8 percent, and an adjusted return on equity of 30.3 percent versus a target of 29.7 percent) and Abbott’s cash flow requirements, and maintained Abbott’s credit ratings.

Mr. Freyman successfully managed Abbott’s financing and integration of Advanced Medical Optics.  Mr. Freyman implemented a new international entity structure for Abbott’s global operations and improved the accuracy and cycle time of Abbott’s foreign exchange hedging processes.

Overall, Mr. Freyman provided exceptional financial leadership for Abbott and exceeded his goals.  Accordingly, the Committee exercised its discretion to award Mr. Freyman with the following total compensation in 2009:

Mr. Freyman received a base salary increase of 3.0 percent.  He was awarded a bonus of $1,286,000, which was above his target bonus of 110 percent, of base pay.  He received long-term incentives, including a 108,200 share stock option grant and a 76,200 share performance vesting restricted stock award.

Mr. Bohuon — Pharmaceutical Products

For 2009, a shared significant financial goal for all named officers was adjusted earnings per share, EPS.  For 2009, this goal was to achieve adjusted EPS within the Company’s previously-announced guidance, which was a range of $3.65 to $3.70.  Abbott’s actual 2009 adjusted EPS was $3.72, exceeding the goal and upper end of the range.  Performance against this goal affected at least 20 percent of the potential award of each of the named Executive Officers.

Mr. Bohuon’s bonus reflected his superior performance as the head of Abbott’s international pharmaceutical unit through October, when he assumed responsibility for all of global pharmaceutical operations.  Mr. Bohuon delivered sales ($8.85 billion) and margin ($3.27 billion) results that exceeded Abbott’s goals ($8.72 billion and $3.06 billion, respectively) set for the international pharmaceutical division.  Mr. Bohuon developed and implemented Abbott’s key emerging market growth strategy for pharmaceuticals, including the acquisition of Solvay Pharmaceuticals.  Mr. Bohuon advanced a global pipeline strategy across all major development and approval categories.

Overall, Mr. Bohuon delivered exceptional results as head of Abbott’s international pharmaceutical division.  Accordingly, the Committee exercised its discretion to award Mr. Bohuon the following above-target compensation for 2009:

Mr. Bohuon received a base salary increase of 3.0 percent.  He was awarded a bonus of $730,000, which was above his target bonus of 105 percent, of base pay.  He received annual long-term incentives, including a 50,400 share stock option grant and a 35,500 share performance vesting restricted stock unit award in addition to a 14,500 share stock option grant and a 10,300 share performance vesting restricted stock unit award upon his promotion to lead Abbott’s global pharmaceutical business.

Ms. Schumacher — General Counsel and Secretary

For 2009, a shared significant financial goal for all named officers was adjusted earnings per share, EPS.  For 2009, this goal was to achieve adjusted EPS within the Company’s previously-announced guidance, which was a range of $3.65 to $3.70.  Abbott’s actual 2009 adjusted EPS was $3.72, exceeding the goal and upper end of the range.  Performance against this goal affected at least 20 percent of the potential award of each of the named Executive Officers.

Ms. Schumacher successfully negotiated and executed key licensing arrangements and resolved significant intellectual property and commercial litigation matters that resulted in significant financial benefit to the Company.  Ms. Schumacher successfully supported key acquisition and pipeline activities, including:  Solvay, Advanced Medical Optics, Evalve, and Visiogen.  Ms. Schumacher successfully redesigned Abbott’s ethics and compliance department, procedures, and guidelines.

Overall, Ms. Schumacher had an exceptionally strong year in 2009 and met or exceeded all of her goals.  Accordingly, the Committee exercised its discretion to award Ms. Schumacher an above target compensation for 2009.

Ms. Schumacher received a base salary increase of 3.0 percent.  She was awarded a bonus of $1,075,000, which was above her target bonus of 110 percent, of base pay.  She received long-term incentives, including a 64,900 share stock option grant and a 45,800 share performance vesting restricted stock award.

Mr. Mazzo — Medical Optics

For 2009, a shared significant financial goal for all named officers was adjusted earnings per share, EPS.  For 2009, this goal was to achieve adjusted EPS within the Company’s previously-announced guidance, which was a range of $3.65 to $3.70.  Abbott’s actual 2009 adjusted EPS was $3.72, exceeding the goal and upper end of the range.  Performance against this goal affected at least 20 percent of the potential award of each of the named Executive Officers.

Mr. Mazzo delivered division sales ($834.9 million) and margin ($90.7 million) results below Abbott’s goals ($895.9 million and $127.1 million, respectively), but guided the medical optics business through its integration with Abbott and in a very difficult economic environment.  Mr. Mazzo advanced the new product development and commercialization strategy across all product categories.

Although the Committee recognized Mr. Mazzo’s leadership in a challenging environment, it exercised its discretion to award Mr. Mazzo a bonus that was below his target in light of the financial performance of the medical optics business in 2009, and total compensation as follows:

Mr. Mazzo did not receive a base salary increase from Abbott in 2009.  For his 2009 performance, he was awarded a bonus of $349,000, which was below his target bonus of 100 percent, of base pay.  He received long-term incentives, including a 30,000 share restricted stock award and a 20,000 share restricted stock award which are described in greater detail below.

It should be noted that in connection with its acquisition of Advanced Medical Optics, Inc. (“AMO”), Abbott entered an agreement with J. V. Mazzo, AMO’s chairman and chief executive officer.  Mr. Mazzo’s agreement with Abbott provides he will serve as Senior Vice President, President, AMO, set his initial base salary at $775,000, and provides that future salary increases will be based on merit according to overall performance and in line with Abbott’s performance and merit criteria in accordance with other similarly situated officers of Abbott.  In place of the payments due to him under the change in control provisions of his previous AMO employment agreement, the agreement provides that he receive:  (i) a $2,325,000 cash payment, as contemplated under his previous AMO employment agreement, payable when Abbott acquired AMO; (ii) a $2,325,000 cash payment, as contemplated under his previous AMO employment agreement, payable on the six-month anniversary of Abbott’s acquisition of AMO and contingent on his continued employment; (iii) a $1,500,000 cash payment, payable on the first anniversary of Abbott’s acquisition of AMO and contingent on his continued employment; and, (iv) a $1,500,000 cash payment on the 18-month anniversary of Abbott’s acquisition of AMO and contingent on his continued employment, in each case as described on page XX of the Summary Compensation Table.  It also provides that he is eligible to participate in Abbott’s performance incentive plan, with a participation target of 100 percent of his base salary.  Pursuant to the agreement, he was also granted 30,000 shares of restricted stock which vest ratably over three years and 20,000 shares of restricted stock of Abbott, which will vest after eighteen months of employment.  These shares of restricted stock are described in the 2009 Grants of Plan-Based Awards table on page XX.

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